Exhibit II.2

Extraordinary Report

pursuant to Article 24-5.4 of

the Financial Instruments and Exchange Act of Japan

January 30, 2014

Hitachi Medical Corporation

Tokyo, Japan

1	Reason for Filing

On January 30, 2014, Hitachi Medical Corporation (the “Company”) decided to implement a share exchange, with Hitachi, Ltd. (“Hitachi”) as the wholly-owning parent company in share exchange and the Company as the wholly-owned subsidiary in share exchange (the “Share Exchange”), and is therefore filing this Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 2, Item 6-2 of the Cabinet Office Ordinance Concerning Disclosure of Corporate Affairs, etc. The Share Exchange agreement has yet to be concluded, and the details of the Share Exchange have yet to be determined, so an Amendment Report for Extraordinary Report will be submitted when they are finalized.

2	Contents of Report

(1)	Items related to Share Exchange counterparty

1)	Corporate name, head office location, representative, capital, net assets, total assets and businesses

Corporate Name	Hitachi, Ltd.
Head Office	6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo
Name and Title of Representative	Hiroaki Nakanishi, President
Paid-in Capital (As of March 31, 2013)	¥458,790 million
Net Assets (As of March 31, 2013)	¥3,179,287 million ¥1,298,882 million	(Consolidated) (Non-consolidated)
Total Assets (As of March 31, 2013)	¥9,809,230 million ¥3,423,417 million	(Consolidated) (Non-consolidated)
Description of Businesses	Development, manufacture and sales of products and provision of service across 10 segments: Information & Telecommunication Systems, Power Systems, Social Infrastructure & Industrial Systems, Electronic Systems & Equipment, Construction Machinery, High Functional Materials & Components, Automotive Systems, Digital Media & Consumer Products, Others (Logistics and Other services) and Financial Services

2)	Revenues, operating income, ordinary income, and net income for past three fiscal years

(Consolidated)

	(Unit: million yen)
Years ended March 31	2011	2012	2013
Revenues	9,315,807	9,665,883	9,041,071
Operating income (see note 1)	444,508	412,280	422,028
Ordinary income (see note 2)	432,201	557,730	344,537
Net income (see note 3)	238,869	347,179	175,326

(Notes)	1. Operating income is presented in accordance with financial reporting principles and practices generally accepted in Japan.
2. Income before income taxes is presented since Hitachi’s consolidated financial statements are prepared based on U.S. GAAP.
3. Net income attributable to Hitachi, Ltd. stockholders is presented since Hitachi’s consolidated financial statements are prepared based on U.S. GAAP.

(Non-consolidated)

	(Unit: million yen)
Years ended March 31	2011	2012	2013
Revenues	1,795,306	1,870,475	1,911,529
Operating income	33,117	17,869	34,781
Ordinary income	127,564	48,923	76,050
Net income	64,276	254,549	57,681

3)	Name and shareholdings of major shareholders

(As of September 30, 2013)
Major Shareholders	Shareholdings to Total Number of Shares Issued (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	6.35
Japan Trustee Services Bank, Ltd. (Trust Account)	5.29
Hitachi Employees’ Shareholding Association	2.39
Japan Trustee Services Bank, Ltd. (Trust Account 9)	2.19
Nippon Life Insurance Company	1.98

4)	Capital, personnel, and transaction relationships with the filing company

Capital Relationships:	As of the date of this filing, Hitachi owns 36,941,083 shares, which is equivalent to 93.43% of the total number of issued shares of the Company.

Personnel Relationships:	As of September 30, 2013, two of the Company ’s directors also serve as executive officers of Hitachi. Hitachi has 27 employees of Hitachi seconded to the Company.

Transaction Relationships:	Hitachi has a business relationship with the Company including loans and borrowings through the Hitachi Group pooling system. Other business relationships include the Company selling medical equipment to hospitals that belong to Hitachi and the Company outsourcing a part of its research and development to Hitachi.

(2)	Purpose of the Share Exchange

As outlined in the tender offer registration statement regarding the Tender Offer submitted on November 14, 2013 (the “Tender Offer Registration Statement”), Hitachi conducted the tender offer for all of the issued shares of the Company (other than the shares of the Company owned by Hitachi and treasury shares owned by the Company) from November 14 to December 19, 2013 (the “Tender Offer”), in order to make the Company its wholly-owned subsidiary. As a result, as of the date of this filing, Hitachi holds 36,941,083 shares of the Company, which corresponds to 93.43% of the Company’s total issued shares (39,540,000 shares) and 94.44% of the total voting rights of the Company (see note 1).

As noted in the Tender Offer Registration Statement, Hitachi intends to make the Company its wholly-owned subsidiary. It was Hitachi’s intent that, in the event that Hitachi was unable to acquire all of the issued shares of the Company (exclusive of treasury shares owned by the Company) via the Tender Offer, Hitachi would make the Company its wholly-owned subsidiary by acquiring all the issued shares of the Company (exclusive of the shares of the Company owned by Hitachi) by means of the share exchange after the Tender Offer. However, it was Hitachi’s intent that, if, as of the record date after the account settlement of the Tender Offer (the Company set December 31, 2013 as the record date), the ownership ratio of U.S. shareholders (see note 2) of the Company exceeded 10%, and further if Hitachi was thereby required to submit a registration statement (a “Registration Statement”) in accordance with the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) in connection with the share exchange, Hitachi would make the Company its wholly-owned subsidiary in another method in which the submission of a Registration Statement is not required, instead of the share exchange.

As Hitachi was unable to acquire all the issued shares of the Company (exclusive of treasury shares owned by the Company) in the Tender Offer, and it was confirmed that, as of December 31, 2013, the record date after the settlement of the Tender Offer, the ownership ratio of U.S. shareholders of the Company did not exceed 10%, Hitachi and the Company determined that the Company will be made a wholly-owned subsidiary of Hitachi via the Share Exchange.

(Note)	1. Calculated as the 36,941 voting rights corresponding to the shares of the Company owned by Hitachi as a percentage of the 39,116 total voting rights of the Company. The total number of voting rights of the Company corresponds to 39,116,925 shares; this is obtained by subtracting the 423,075 treasury shares owned by the Company as of the date of this filing, from its 39,540,000 shares issued as of the same date. The figures were rounded to two decimal places.

2. The ownership ratio of U.S. shareholders is calculated in accordance with the U.S. Securities Act, which in summary means the ratio will be obtained by dividing the number of shares of the Company owned by U.S. shareholders by the total number of issued shares of the Company less the number of shares of the Company owned by Hitachi and the Hitachi group and the treasury shares owned by the Company.

The Hitachi Group, which consists of Hitachi and its subsidiaries and affiliated companies, is engaged in a broad range of business activities, from development, production and sale of products to the provision of services across the Information & Telecommunication Systems, Power Systems, Social Infrastructure & Industrial Systems, Electronic Systems & Equipment, Construction Machinery, High Functional Materials & Components, Automotive Systems, Digital Media & Consumer Products, Others (logistics, services and others.), and Financial Services segments.

In May 2013, Hitachi formulated and announced the “Hitachi Group Vision,” which conveys what the Hitachi Group aims to become in the future and is “Hitachi delivers innovations that answer society’s challenges. With our talented team and proven experience in global markets, we can inspire the world.” Then, in the “2015 Mid-term Management Plan” formulated and announced in May 2013 as an action plan aimed at realizing such Vision, Hitachi is to expand the “Social Innovation Business”, which is composed of “identifying issues from customer perspectives and working on solutions together with customers as ‘One Hitachi’” and “realizing innovations by providing solutions that combine products, services, and highly sophisticated IT (cloud).”

Hitachi views the healthcare sector as an important one in which the Hitachi Group should expand the “Social Innovation Business,” given that it is a sector where there are various challenges to be dealt with, such as aging populations in developed economies and improvement of medical standards in emerging economies, and that it is a sector expected to grow as a future market. Based on this understanding, in October 2013 Hitachi newly established a Healthcare Business Strategy Division to devise a business strategy in the healthcare sector for the entire group.

In order to pursue the “Social Innovation Business” in the healthcare sector within the Hitachi Group going forward, and with an awareness of the general trend towards delivering solutions necessary for improving the quality and volume of medical-related services provided by hospitals and medical practitioners, Hitachi has examined strengthening business in areas such as health screenings and disease prevention, examinations, diagnosis, and treatment, with the following areas as focus areas for growth:

(a)	Strengthening sales of disease-specific medical equipment, with a focus on medical equipment centered on existing diagnostic imaging equipment and on information and communication technology (ICT);

(b)	Promoting collaboration on services relating not only to diagnosis, but also to prevention, treatment, and prognosis, as system directors and consultants would be able to provide comprehensive medical solutions to hospitals and medical practitioners; and

(c)	Providing solutions and services that contribute to management tasks at hospitals (i.e., making operations and procurement more efficient).

While Hitachi, in order to strengthen business in these areas, considers it necessary to rapidly build a structure for the healthcare sector in which customer solutions provided by the Hitachi Group are unified and in which it is possible to engage in business in a manner that is closely tied to customers, the Company has steadily built a customer network in the medical-related market centered on domestic and overseas hospitals, through sales and marketing and other efforts. Accordingly, Hitachi believes that unifying customer solutions within the Hitachi Group, with the network held by the Company at its core, would assist in pursuing the “Social Innovation Business” in the healthcare sector of the Hitachi Group.

Meanwhile, the Company is a medical equipment manufacturer dealing in research and development, design and manufacturing, and sales and maintenance services for diagnostic imaging equipment centered on products such as diagnostic ultrasound equipment, magnetic resonance imaging (MRI) equipment, diagnostic X-ray equipment, and X-ray CT equipment, and serves as the nucleus of the Hitachi Group healthcare sector.

The Company was incorporated in 1949 as an affiliate of Hitachi, after which it became a wholly-owned subsidiary of Hitachi in 1951. The Company got listed on the Second Section of the Tokyo Stock Exchange Inc. (the “Tokyo Stock Exchange”) in November 1991 to strengthen its management and operations, such as through strengthening capital procurement capabilities, increasing its credit standing outside the group, improving its profile, and pursuing internal restructuring. In September 1996, the Company was listed on the First Section of the Tokyo Stock Exchange. The Company has been a consolidated subsidiary of Hitachi since its listing in November 1991 to the present.

The global medical equipment market is currently seeing steady growth, and further expansion is expected going forward. However, competition between companies in the market has become extremely fierce, and world class comprehensive medical equipment manufacturers that are competitors of the Company have expanded their business portfolios through M&A in recent years and have come to surpass the Company in terms of business size and financial strength, among other factors. In these circumstances, although the diagnostic imaging equipment developed by the Company has shown a certain degree of results in terms of sales in developed economies, further measures for business growth are required, such as moving into emerging economies and harmonization with adjacent fields such as IT and treatment equipment.

In order to respond to this, the Company has taken action such as (a) improving profits for the medical equipment business and improving its business structure for greater profitability, and (b) accelerating the global shift and promoting overseas sales of medical equipment. Going forward, it is necessary to continue to focus on improving profitability and strengthening the business further, including through M&A and other strategies. The Company seeks to expand its overseas revenue ratio from 35% in fiscal year 2012 to the 45% target stated in its mid-term management plan by fiscal year 2015.

Against this background, and on the occasion of a proposal from Hitachi in around early October 2013, Hitachi appointed Nomura Securities Co., Ltd. as a financial advisor and as a third party valuation institution independent from Hitachi and the Company, and Mori Hamada & Matsumoto as a legal advisor, and the Company appointed Daiwa Securities Co., Ltd. as a financial advisor and as a third party valuation institution independent from Hitachi and the Company, and Nakamura, Tsunoda & Matsumoto as a legal advisor, and Hitachi and the Company have over multiple occasions discussed and considered various measures aimed at further increasing the corporate value of both companies.

As a result, the Company and Hitachi reached the conclusion that by making the Company a wholly-owned subsidiary of Hitachi, the Company would be able to build a more stable capital relationship with Hitachi and conduct business management in an integrated manner with the healthcare-related businesses of Hitachi’s in-house companies, and that it would improve the corporate value of the Company and that of Hitachi Group.

By making the Company a wholly-owned subsidiary, the Company and Hitachi believes that it will be able to implement various collaborations between the Company, and the healthcare-related businesses of the Hitachi Group. In sales investment and research and development investment, making the Company a wholly-owned subsidiary of Hitachi will allow the Company and Hitachi to seamlessly conduct strategic investment on a greater scale and make decisions more rapidly, which are important in the global medical equipment market given the abovementioned fierce competition between companies and the existence of competitors who substantially surpass the Company in terms of business size and financial strength, among other factors. Making the Company a wholly-owned subsidiary of Hitachi will also enable the Company and Hitachi to share resources pertaining to the healthcare business (such as human capital, funds, and know-how) and to strive for more flexible and strategic business management. The specific details are as follows:

(a)	The Company and Hitachi will be able to pursue the “Social Innovation Business”—the content of which is “realizing innovations by providing solutions that combine products, services, and highly sophisticated IT (cloud)”—in the healthcare sector by unifying customer solutions in the healthcare-related businesses of both companies, such as in development, sales and marketing, as well as by combining the products of the Company, which is a medical equipment manufacturer that serves as the nucleus of the Hitachi Group healthcare sector, with the healthcare-related businesses of the Hitachi Group. For instance, in the radiation therapy field, the Company has offered its customers the X-ray equipment that is sold by the Company and Hitachi has offered its customers the proton beam therapy equipment that is sold by Hitachi. The Company and Hitachi expect that solution proposal capabilities will be strengthened by seeking to unify customer solutions, and by enabling the companies to offer the optimum treatment equipment suited to customer needs.

(b)	The Company expects to strengthen its research and development capabilities through increased collaboration with Hitachi’s research institutes and strengthen its cost competitiveness in a way that further utilizes the procurement capabilities of the Hitachi Group, as well as increase sales of the Company’s diagnostic imaging equipment overseas through collaboration with hospital-oriented services and finance provided by the Hitachi Group, and by expanding and enhancing sales bases in emerging economies by utilizing Hitachi’s local subsidiaries. The Company and Hitachi also believes that the investment implementation capabilities of the Company will be strengthened, which would place it on a more equal footing against its competitors. Further, the Company and Hitachi believes that the Company would be able to speedily resolve the challenges of harmonization with adjacent fields such as IT and treatment equipment (such as, for instance, collaboration between the medical information systems and diagnostic imaging equipment of the Company and the storage systems and cloud-based services that store and manage images provided by Hitachi, or the provision of systems integrating diagnosis and treatment through the combination of the diagnostic imaging equipment of the Company and the proton beam therapy equipment developed by Hitachi) by the Company operating its business in an integrated manner with the healthcare-related businesses of Hitachi’s in-house companies.

After making the Company a wholly-owned subsidiary, Hitachi and the Company plan to operate the business of the Company and the healthcare-related businesses of Hitachi’s in-house companies in an integrated manner, while also formulating and implementing optimal business strategies. Although the specific methods are to be considered going forward, in doing so Hitachi will aim to strengthen the business of the Company upon giving attention to management that fully utilizes the characteristics of the business of the Company and the superior points of its operations and structure. Regarding the management structure of the Company after making the Company a wholly-owned subsidiary of Hitachi, Hitachi’s policy in principle will be to respect the existing management structure.

(3)	Share Exchange method, details of allotment related to the Share Exchange and other details of Share Exchange agreement

Under the Share Exchange, Hitachi will be the wholly-owning parent company in share exchange and the Company the wholly-owned subsidiary in share exchange. The Share Exchange agreement has yet to be concluded, and the details of the Share Exchange have yet to be determined, so Amendment Report of Extraordinary Report will be submitted as when they are finalized.

Both companies plan to implement the Share Exchange without obtaining the approval of a General Meeting of Shareholders, with Hitachi using a simplified share exchange (kani kabushiki kokan) procedure pursuant to Article 796, Paragraph 3 of the Companies Act of Japan, and the Company using a short-form (ryakushiki kabushiki kokan) procedure pursuant to Article 784, Paragraph 1 of the Companies Act of Japan. The effective date of the Share Exchange is yet to be determined but it is targeted to be set no later than April 2014.

The Share Exchange intends to deliver Hitachi shares as consideration for the Company shares owned by the Company’s shareholders other than Hitachi. Even though the share exchange ratio in the Share Exchange will be finally determined upon consultation between Hitachi and the Company, the value of shares of the Company to be referred to when determining the consideration to be delivered to the shareholders of the Company through the Share Exchange (that is, shares of Hitachi; however, if any fraction less than one share of Hitachi is allocated, the amount of money equivalent to the fraction will be delivered pursuant to the procedures provided in Article 234 of the Companies Act of Japan and other relevant laws and ordinances) will be the same price as the purchase price for the Company shares in the Tender Offer (¥1,800 per share).

(4)	Basis of calculation for the details of the allotment related to the Share Exchange

The details of the allotment related to the Share Exchange have yet to be determined, and will be submitted in Amendment Report of Extraordinary Report when they are finalized.

The Share Exchange intends to deliver Hitachi shares as consideration for the Company shares owned by the Company’s shareholders other than Hitachi. Even though the share exchange ratio in the Share Exchange will be finally determined upon consultation between Hitachi and the Company, the value of shares of the Company to be referred to when determining the consideration to be delivered to the shareholders of the Company through the Share Exchange (that is, shares of Hitachi; however, if any fraction less than one share of Hitachi is allocated, the amount of money equivalent to the fraction will be delivered pursuant to the procedures provided in Article 234 of the Companies Act of Japan and other relevant laws and ordinances) will be the same price as the purchase price for the Company shares in the Tender Offer (¥1,800 per share).

(5)	Corporate name, head office location, representative, capital, net assets, total assets and businesses of wholly-owning parent company in share exchange after the Share Exchange

Corporate Name	Hitachi, Ltd.
Head Office	6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo
Name and Title of Representative	Hiroaki Nakanishi, President
Paid-in Capital	¥458,790 million
Net Assets	To be determined
Total Assets	To be determined
Description of Businesses	Development, manufacture and sales of products and provision of service across 10 segments: Information & Telecommunication Systems, Power Systems, Social Infrastructure & Industrial Systems, Electronic Systems & Equipment, Construction Machinery, High Functional Materials & Components, Automotive Systems, Digital Media & Consumer Products, Others (Logistics and Other services) and Financial Services